

OFFERING MEMORANDUM

facilitated by



Winchester Fresh Market LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Winchester Fresh Market LLC
State of Organization	TN
Date of Formation	09/29/2022
Entity Type	Limited Liability Company
Street Address	105 N High St, Winchester TN, 37398
Website Address	http://winchesterfreshmarket.com/

(B) Directors and Officers of the Company

Key Person		Jonathan Austin
Position with the Company		
	Title	Owner
	First Year	2022
Other business experience (last three years)		*Nashville Events & Catering (2016 - Present)* *Chef Jonathan Austin brings over 20 years of corporate catering experience to this business. He has used this industry knowledge and craftsmanship in all areas of Nashville Events & Catering, providing catering and full event coordination to all types of events.*

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Jonathan Austin	100%

(D) The Company's Business and Business Plan

OUR MODEL - THE CAFE

The Cafe @ Winchester Fresh Market will craft delicious eclectic eats at a reasonable cost for the local community of Winchester. While featuring a craft cocktail & beer bar. Offering a wide variety of locally crafted beers, wines & spirits. The Cafe will focus on using fresh locally sourced products, as well as feature a twice a month Sunday brunch buffet & weekly instructor led cooking, baking & beverage classes.

- The current dinning market is either quick service establishments or overly priced restaurants for the average Winchester family. WFM wants to bridge the gap between reasonably priced food that is both nutrition's & delicious.
- By using precise production methodology, creativity & menu cross utilization, WFM is establishing itself as a brand known for delicious eats at a reasonable price & southern hospitality that is sure to create return customers.
- In addition to dinning in, WFM will offer patrons online ordering, counter side take out & delivery to anywhere in the lake side community of Winchester.

OUR MODEL - THE EVENT VENUE

The Winchester Fresh Market Event Venue is focused on simplifying weddings & events by reducing the overall cost of large & small events. We will offer all-inclusive services or bring your own. With onsite rentals, decor, catering & much more. We hope to help reduce the overhead for all types of events, large and small. For the Winchester & Middle Tennessee community.

- The current Middle Tennessee venue market is saturated with venues that offer the bear minimum for a high dollar return. WFM will set its self apart from other local venues by offering a more inclusive services under one roof for a fair price. The national average cost of a wedding is around $45k we hope to bring that down to $30k-$35k with our venue & services.
- By offering in-house services like catering, baking, decor, rentals, planning & much more we can reduce the overall cost to for potential clients by 25% . Enticing more clients to travel to a more rural market for their events.
- In addition to weddings & large events , WFM will encourage customers to return for other life events (business meetings, baby showers, graduations etc.) . WFM also wants our returning customers shop locally & enjoy the lake life in the community of Winchester.

OUR MODEL - THE FRESH MARKET

The Fresh Market @ Winchester Fresh Market is focused on offering a wide variety of local produce, fresh baked goods & artisan products from the surrounding community. Accompanied by a robust support system & program for the greater Winchester area.

- The current local produce & artisan goods market is under developed & minimal in products. WFM wants to support the local agriculture market & artisan craftsmen by offering a

communal market to show case approved local goods, produce & products. While focusing on quality & fair price over quantity.

- By partnering with local farmers & craftsmen WFM is establishing a communal place to shop & support local businesses while enriching the community's vitality. WFM is establishing itself as a brand known for fresh flavors, local goods & southern hospitality service that inspire return customers.
- In addition to the artisan crafted WFM products & pre-packaged food onsite, WFM will encourage patrons to shop local merchants to embrace the entire Winchester community.

LOCATION OPPORTUNITY - GREATER WINCHESTER, TN

The Winchester & surrounding Southern Middle Tennessee areas are largely underserved food, beverage & tourist markets. With Nashville just a short drive away and the epicenter of growth & listed in the top ten places to move to in 2021 & 2022. There is a large need for communal development for restaurants, shops & community hubs, The majority of these types of establishments are located in the more urban/metro areas. Nashville, Murfreesboro, Franklin, in the Middle Tennessee area. We seek to work in conjunction with The Tennessee Main Street Program to bring economic development to the more rural main streets of Tennessee.

- Our mixed-use building provides a communal place for all ages & all types of events. The Winchester community offers a built in customer base with full-time & seasonal residences
- Within the community of Winchester 11.7 sq miles of our location, the total population is 9,546 - tbd that live in Winchester seasonally with in the lake communities with a median age of 40.5 - 61.5
- The median household income is $48k-tbd, and growing with the number of remote workers within Winchester & its lake side communities.

Our Story

Winchester Fresh Market & Event Venue is a community driven & locally focused, fresh market, cafe & events venue with fresh local produce, artisan goods & delicious eats, in addition to an industrial cheek events venue. We've secured our Winchester, Tn location and are running an investment campaign to allow our community to share in our buildout and future growth.

- We are excited to be a part of the rich history & community of southern middle Tennessee.
- We strive to offer a communal space for the locals to shop, dine, celebrate & relax.
- While also supporting our local community in every way possible, creating jobs & community wholesomeness.

The Team

Jonathan Austin, Owner/ Executive Chef

I am a 25 year high volume restaurant & catering veteran. I started my own catering business in 2016 and have been operational sense inception. We have had amazing growth the last few years and are looking to move our off premises catering to a brick and mortar location. With multiple services under one roof. I have worked for many large corporate restaurant companies as their Executive Chef Partner & understand all of the operational needs to fully support a multi-million dollar operation. My past employers are Seasons 52 (Darden Restaurants) & Kona Grill just to name a few. I currently also own a small fresh market in Lynchburg, Tn. Just one block from Jack Daniels. Some of the needed equipment for this new venture is already purchased and I will be also investing current business assets to help this new venture off the ground. Our Mainvest funds will help purchase the initial tenant build out materials & labor of the build out, as well as

help purchase equipment and furnishings for our facility. Our landlord is investing over 2 million in building renovations, upgrades and code modifications. We are super excited to bring this all together. I am always happy to talk about my ideas. Please do not hesitate with any questions or thoughts. I look forward to hearing from all of the investors & potential investors.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	January 13, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Build Out	$47,000	$116,560
Mainvest Compensation	$3,000	$7,440
TOTAL	$50,000	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.5 - 3.7%[2]
Payment Deadline	2028-06-30
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.91%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.5% and a maximum rate of 3.7% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	1.5%
$68,500	2.0%
$87,000	2.6%
$105,500	3.2%
$124,000	3.7%

[3] To reward early participation, the investors who contribute the first $20,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $20,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Jonathan Austin	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Winchester Fresh Market & Event Venue has been operating since September 2022 and has since achieved the following milestones:

- Opening location in Winchester Tennessee

Historical financial performance is not necessarily predictive of future performance.

No operating history

Winchester Fresh Market & Event Venue was established in September 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$892,800	$982,080	$1,080,288	$1,188,317	$1,307,149
Cost of Goods Sold	$85,000	$93,500	$102,850	$113,135	$124,448
Gross Profit	$807,800	$888,580	$977,438	$1,075,182	$1,182,701
EXPENSES					
Rent	$145,125	$298,957	$307,926	$317,164	$326,678
Utilities	$15,000	$16,500	$18,150	$19,965	$21,961
Salaries	$100,000	$125,000	$143,750	$150,937	$158,483
Insurance	$6,500	$6,500	$6,500	$6,500	$6,500
Equipment Lease	$10,000	$10,000	$10,000	$10,000	$10,000
Repairs & Maintenance	$5,000	$6,500	$6,500	$7,000	$8,000
Legal & Professional Fees	$10,000	$10,000	$10,000	$10,000	$10,000
Operating Profit	$516,175	$415,123	$474,612	$553,616	$641,079

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V